UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: August 6, 2004
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	WPS RESOURCES CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 (920) 433-4901	39-1775292
1-3016	WISCONSIN PUBLIC SERVICE CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 (800) 450-7260	39-0715160

ITEM 9.   **Regulation FD Disclosure**

Appointment of Principal Officers

On August 13, 2004, Wisconsin Public Service Corporation issued a news release announcing the appointment of two principal officers.

Effective August 15, 2004 Charles A. Schrock was named President and Chief Operating Officer - Generation and Lawrence T. Borgard was name President and Chief Operating Officer - Energy Delivery. Both individuals have extensive experience with Wisconsin Public Service and/or its parent WPS Resources Corporation.

Name and Age		Current Position and Business Experience During Past Five Years	Effective Date
Charles A. Schrock	51	President and Chief Operating Officer - Generation	08-15-04
		Senior Vice President of WPS Resources Corporation	09-14-03
		President of WPS Power Development, Inc.	11-11-01
		Senior Vice President of WPS Resources Corporation	08-31-01
		Senior Vice President - Operations of Nuclear Management Company, LLC	11-26-00
		Senior Vice President - Energy Supply	12-13-98
Lawrence T. Borgard	42	President and Chief Operating Officer - Energy Delivery	08-15-04
		Vice President - Distribution and Customer Service	11-25-01
		Vice President - Transmission and Engineering	07-23-00
		Vice President - Transmission	07-11-99

In addition, effective August 15, 2004, Larry L. Weyers previously Chairman, President and Chief Executive Officer of Wisconsin Public Service was named Chairman and Chief Executive Officer of Wisconsin Public Service.   Larry Weyers recent experience with Wisconsin Public Service Is:

Name and Age		Current Position and Business Experience During Past Five Years	Effective Date
Larry L. Weyers	59	Chairman, and Chief Executive Officer	08-15-04
		Chairman, President and Chief Executive Officer	04-14-02
		Chairman and Chief Executive Officer	02-12-98

Individual employment and severance agreements exist with each of these officers. The agreements are intended to retain the services of these officers in the event of a change in control of WPS Resources. Each agreement entitles the officer to a continuation of salary and benefits for a maximum period of three years after a change in control. Each employment and severance agreement also provides a cash termination payment should there be a termination of the officer's employment after a change of control or in anticipation of a change in control. Generally, total termination payments provided are not to exceed the present value of 2.99 times the executive's average annual salary and annual bonuses for the five years immediately preceding a change of control. Certain officers may receive termination payments, plus a tax gross up payment exceeding 2.99 times average annual salary, portions of which may not be tax deductible by WPS Resources. The termination payments replace all other severance payments to which the officer may be entitled under current severance agreements.

For additional details regarding the appointment of these officers see the news release attached as Exhibit 99.1.

Credit Line Syndications

On August 6, 2004, WPS Resources and Wisconsin Public Service renewed their 364-day credit line syndications for $225 million and $115.0 million, respectively. These credit lines are used to back 100% of WPS Resources' and Wisconsin Public Service's commercial paper borrowing programs and letters of credit for WPS Resources.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPS RESOURCES CORPORATION

By: /s/ Joseph P. O'Leary
     Joseph P. O'Leary
     Senior Vice President
     and Chief Financial Officer

Date: August 18, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WISCONSIN PUBLIC SERVICE CORPORATION

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President
    and Chief Financial Officer

Date: August 18, 2004

WPS RESOURCES CORPORATION

Exhibit Index to Form 8-K
Dated August 6, 2004

Exhibit
Number

99.1   News Release dated

Exhibit 99.1

(WPS Resources Corporation Letterhead)

For immediate release: For more information, contact:
August 13, 2004   Media Hotline

Wisconsin Public Service Promotes Schrock, Borgard

Green Bay, WI – Chief Executive Officer Larry L. Weyers recently announced the August 15, 2004, promotions of Charlie Schrock and Larry Borgard at Wisconsin Public Service Corporation's Green Bay headquarters. Public Service is a subsidiary of WPS Resources Corporation (NYSE:WPS).

Schrock, 51, was promoted to President and Chief Operating Officer – Generation and will have responsibility for all of the company's electric generation facilities and projects, including the proposed Weston 4 plant and the recently announced plans for a joint plant with Alliant Energy. Mr. Schrock joined the company in 1979 as an Associate Engineer and has previously held the positions of Nuclear Licensing Supervisor, Kewaunee Nuclear Plant Manager, and Senior Vice President, among others.

Schrock is a native of Detroit, Michigan, and a graduate of St. Agatha High School in Redford Township, Michigan, and the University of Michigan. He holds B.S. and Masters degrees in Nuclear Engineering.

Borgard, 42, was named President and Chief Operating Officer – Energy Delivery. He will continue to lead the company's distribution and customer service business units, as well as the energy supply, system operating and other functions. Borgard began his career at Public Service in 1984 as an Associate Engineer. He has also held the positions of Oshkosh Division Engineer, General Manager – Transmission, Vice President – Transmission, and Vice President – Distribution and Customer Service.

Borgard is a native of Stratford, N.J. He graduated from Sterling High School in Somerdale, N.J., and later graduated from Michigan State University with a B.S. in Electrical Engineering. He also holds a Masters Degree in Business Administration from the University of Wisconsin – Oshkosh.

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